

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2025

Raza Bokhari
Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Road, Suite 200
Conshohocken, PA 19428

> **Re: Medicus Pharma Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 25, 2025**
> **CIK No. 0001997296**

Dear Raza Bokhari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Christopher J. Cummings